Entrepreneur

Name: DAVY HOBSON
UUID: 35595378
Background: Mr. Davy Hobson is a Paramedic / RN with a history of professional singing networking in Nashville and as producer of concerts including the 1992 Oil Palace Concert with Linda Davis. Mr. Hobson is has several years of experience in the entertainment industry and has performed on the Ronnie McDowel show in Branson Missouri and was opening act for country singer Joe Diffe at the Texas Cattlemans' Gala in 1992.
Location: Texas

Social Connections

Facebook: http://www.facebook.com/davy.hobson
Twitter:
LinkedIn: http://www.linkedin.com/davy-hobson-164b5269/

Pitch Story

Title of your pitch: LIFE AFTER HEART TRANSPLANT - A DOCUMENTARY
Short introduction of your pitch: Help raise organ donation awareness by participating in the production of a film documentary and Transplant Games 2019.
Your pitch story: Ever since I had several cardiac arrests and spent seven months in the hospital that resulted in me receiving a heart transplant, it has been my goal to educate the public via a film documentary of my experience. I am a Paramedic RN with years of experience and never imagined I would one day be the patient in need of a life-saving procedure! With only hours to live, physicians made a decision to try something that had never been done before in the University of Texas System. They elected to place two left ventricular assist devices (LVADS) simultaneously in the same patient. Hear and see Davy's story told through the medium of a video documentary which describes his survival against all odds and subsequent triumph with living life to it's fullest. Also, hear the testimonies of other heart transplant recipients from around the world at the World Transplant Games this August of 2019.
Which category does your pitch belong to: Education

Target Market

Target market: The target market is primarily all who are age 25 and up along with those interested in documentaries as well as the health and medical community. Families of organ transplant recipients will find this to be both educational and supportive as including the recipients. Most of the public are somewhat inquisitive and love learning by watching documentaries.

Production plan

Production location: United States
Production plan: The plan is to raise enough money to fund Davy's heart transplant documentary which involves his trip to the UK this August 2019 to participate as a contestant in the World Transplant Games.   The goal is for Public Broadcasting System (PBS) to pick the film up or to independently distribute the documentary via Netflix, Facebook, YouTube, Vimeo, and other social media.   The film production team is based out of Helsinki, Finland but would be filming here in the United States, as well as in the UK. The cinematographer is Mark Hobson (www.markhobz.com) with a couple of producers and distribution networks in Europe, Australia, and North America.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.
Description: There are risks involved such as obtaining waivers from the persons filmed, the rights to film on location, obtaining public liability insurance, and compliance with any local or international regulations. Mr. Mark Hobson and his team of producers are well connected in the film industry and have broad experience with a network of distributors as well as legal representatives who can guide us on local and international laws affecting film production and distribution.   An example of our planning is our contacting the World Transplant Games organization and finding out that all contestants to be interviewed will have signed a waiver to allow any media to interview them. This is a medium to high risk venture and will no doubt have its challenges but our team has encountered these types of obstacles before and we are committed to bring a film to the

public that shows transplant recipients and the quality of life they can now lead as it relates to participation in sports. Investors must understand that a good documentary takes times to produce and bring to market and this will be a work in progress but our team will follow through on our projected plan.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: No

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: This is a one of a kind documentary about one man's story of his heart transplant. Raise organ donation awareness by supporting this film.

Spending Plan

Number of current employees including yourself: 1

Percentage of your raise will pay salaries: 15%

Spending plan: 9% for fundraising costs; 76% of funds will be used to pay for airfare, hotel, equipment rental, meals, editing, mastering; 15% for salaries

Spending plan of extra investment: If more money is raised than the target, 9% for fundraising costs and the remaining 91% would be placed in an account for future endeavors such as book or movie productions

Return Details

Return type: venture

Raising target: $90,000

Raising cap: $95,000

Amount per deal: $11

Projected income: $999,999

When do you plan to sell or IPO your business: -

Existing share: No

When can bidders expect the return: December, 2020

These events trigger the conversion: standard triggering events; other triggering events

Additional events in detail: when the documentary is sold or licensed

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: Shira Productions, LLC

Legal status of your company/business: LIMITED_LIABILITY_COMPANY

Where is your company registered: Texas

Company form date: 03-18-2019

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: www.shiraproductions.com

Company address

Street: 1011 RHODES DRIVE

City: TYLER

State: Texas

ZIP code: 75701

Financial status

Yearly sales at the end of last year: $0

Existing investment from the founders: $0

Existing investment from other investors: $0

Owners, Officers, Directors

Name: Davy D Hobson

Title: President

Grant Date: 03-18-2019

Has ownership: Yes

Ownership: 100%

Link to the bio or LinkedIn page for 3 years recent work experience:

davy-davyhobson.blogspot.com/2016/05/davy-d-hobson-bio.html

Do you have different kinds of existing stock for the business: No

The outstanding stock and the differences:

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: This is a brand new start-up company which will use the accrual method of accounting. A business account with Chase Bank has been opened. The success of this crowdfunding raise will determine whether or not the company continues to move forward.

Has financial statements: Yes

Last Edited: 2019-04-01 13:02:11

Desired launch period: immediately

CCC code: 4yf*debx

CIK code: 0001771389

Links

Home of Shira Productions: www.shiraproductions.com

Mark Hobson Cinematographer: www.markhobz.com

WORLD TRANSPLANT GAMES: www.youtube.com/watch?v=KGCebaLA8kk